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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

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                            SUPERIOR FINANCIAL CORP.
                                (Name of Issuer)

                                  Common Stock
                            par value $0.01 per share
                         (Title of Class of Securities)

                                C. Stanley Bailey
                             Chief Executive Officer
                            Superior Financial Corp.
                         16101 LaGrande Drive, Suite 103
                           Little Rock, Arkansas 72223
                                 (501) 324-7282
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 3, 2002
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of(S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

CUSIP No: 868161 10 0

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1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
   (entities only):  Steven N. Stein

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2) Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [_]
         (b)      [X]

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3) SEC Use Only:

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4) Source of Funds (See Instructions): AF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e): [_]

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6)  Citizenship or Place of Organization: United States Citizen

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Number of         (7)      Sole Voting Power:           545,600         6.36%*
Shares            (8)      Shared Voting Power:         377,999         4.41%*
Beneficially      (9)      Sole Dispositive Power:      545,600         6.36%*
Owned by          (10)     Shared Dispositive Power:    377,999         4.41%*
Each Reporting
Person With

         * The percentages are based upon 8,574,748 shares of Superior Financial Corp. shares of common stock outstanding as of March 15, 2002 as reported by Superior Financial Corp. in its Annual Report on Form 10-K for the year ended December 31, 2001.

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11) Aggregate Amount Beneficially Owned by Each Reporting Person: 923,599 10.77%

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions):  [X]

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13) Percent of Class Represented by Amount in Row (11): 10.77%

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14) Type of Reporting Person (See Instructions): IN

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Item 1.     Security and Issuer

                     Common Stock, par value $0.01 per share

                     Superior Financial Corp.
                     16101 LaGrande Drive, Suite 103
                     Little Rock, Arkansas 72223

Item 2.     Identity and Background

                     (a)      Steven N. Stein

                     (b)      Financial Stocks, Inc.
                              441 Vine Street, Suite 507
                              Cincinnati, Ohio 45202
                              (business address)

                     (c) Chief Executive Officer and Chairman of the Board Financial Stocks, Inc.
                              441 Vine Street, Suite 507
                              Cincinnati, Ohio 45202

                     (d)      Not Applicable

                     (e)      Not Applicable

                     (f)      United States

Item 3.     Source and Amount of Funds or Other Consideration

            The events which caused this filing were as follows:

            (1) The distribution of 85,000 shares of common stock of Superior Financial Corp. on May 3, 2002, by Vine Street Exchange Fund, L.P. to certain of its limited partners. Financial Stocks, Inc. is the general partner of Vine Street Exchange Fund, L.P. Steven N. Stein is a director and the Chief Executive Officer of Financial Stocks, Inc. Additionally, on October 1, 2001, a distribution of 84,501shares (less than 1% of the then outstanding shares) of Superior Financial Corp. common stock was made to the estate of one of the limited partners of Vine Street Exchange Fund, L.P. No consideration was received for either of these distributions.

            (2) Additionally, in June of 2001, Mr. Stein's son reached the age of majority, and 32,000 shares that were owned by Mr. Stein's son, but still attributed to Mr. Stein by virtue of his son's minority, were no longer attributed to Mr. Stein.


            Mr. Stein previously acquired 577,600 shares (including the 64,000 shares actually owned by his children) of common stock of Superior Financial Corp. in a private placement transaction that was consummated on April 1, 1998. Superior Financial Corp. registered its common stock under section 12(g) of the Securities Exchange Act of 1934 on January 5, 1999.

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Item 4.       Purpose of Transaction

                   The distributions of common stock which are the subject of this filing were made in accordance with the organizational documents and stated investment goals of Vine Street Exchange Fund, L.P.

Item 5.  Interest in Securities of the Issuer

              (a)  Aggregate Number and Percentage Beneficially Owned:*
                   --------------------------------------------------

                   Common Stock             923,599             10.77%

                   * Includes shares held by Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P. Financial Stocks, Inc, is the general partner of Vine Street Exchange Fund, L.P. and Financial Stocks Private Equity Fund 1998, L.P.

              (b)  Power to Vote and Dispose of Shares:
                   -----------------------------------

                   Steven N. Stein has the sole power to vote and to dispose of the 545,600 shares owned or controlled by him. As a director and executive officer of Financial Stocks, Inc., Mr. Stein has shared power to vote and dispose of the 235,000 shares held by Financial Stocks Private Equity Fund 1998, L.P. and the 142,999 shares held by Vine Street Exchange Fund, L.P.

              (c)  Transactions During the Past 60 Days:
                   ------------------------------------

                   Steven N. Stein has not personally traded any common stock of Superior Financial Corp. in the last 60 days.

                   Vine Street Exchange Fund, L.P. distributed 85,000 shares of Superior Financial Corp. common stock on May 3, 2002 to certain of its limited partners. No consideration was received for this distribution.

              (d)  Rights of Other Persons with Respect to Securities:
                   --------------------------------------------------

                   Not Applicable.

              (e)  Sale on Which Reporting Person Ceased to be Beneficial Owner:
                   ------------------------------------------------------------

                   Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

         Financial Stocks, Inc. is the general partner of Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P. Financial Stocks Private Equity Fund 1998, L.P. owns or controls 235,000 shares of common stock of Superior Financial Corp. Vine Street Exchange Fund, L.P. owns or controls 142,999 shares of common stock of Superior Financial Corp. Steven N. Stein, John M. Stein, Alexander D. Warm and Stanley L. Vigran are the directors and shareholders of Financial Stocks, Inc. Steven N. Stein owns or controls 545,600 shares of common stock of Superior Financial Corp. John M. Stein is a director of Superior Financial Corp. and owns or controls 160,800 shares of its common stock. Steven N. Stein and John M. Stein are brothers. Alexander D. Warm owns or controls 537,100 shares of common stock of Superior Financial Corp. Stanley L. Vigran owns or controls 30,000 shares of common stock of Superior Financial Corp.

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         Steven N. Stein disclaims any beneficial ownership of the stock owned or controlled by any of John M. Stein, Alexander D. Warm and Stanley L. Vigran. John M. Stein disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, Alexander D. Warm and Stanley L. Vigran. Alexander D. Warm disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Stanley L. Vigran. Stanley L. Vigran disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Alexander D. Warm.

Item 7.  Material Filed as Exhibits

                  Not Applicable.



                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          May 3, 2002

                                          /s/ Steven N. Stein
                                          -------------------
                                          Steven N. Stein

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